August 9, 2005

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Letter dated 7/26/05; File  Number 000-06334

Dear Mr. Rosenberg,

We are in receipt of the above referenced letter and are pleased to present our response to your inquiry. We acknowledge that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Report of Independent Public Accountants, page F-2

     1. We have been advised that Miller Ray Houser & Stewart LLP and the Public Company Accounting Oversight Board acknowledged and confirmed a name change for the registered firm from "Miller Ray & Houser LLP" to "Miller Ray Houser & Stewart LLP" effective January 1, 2005.

(6) Unpaid Losses and loss Adjustment Expenses, page F-9

     2. Additional disclosures required by paragraph 11 of SOP 94-5 are attached as Exhibit 1


Should you have any additional questions or concerns, please do not hesitate to call. I have enclosed my business card for your files. Many thanks for your time and consideration.

Most sincerely,


/s/ Renee A. Pinczes

Renee A. Pinczes
Senior Vice President and Chief Financial Officer

cc: Lawrence Stumbaugh, Chief Executive Officer
    Guy Millner, Chairman of the Board

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EXHIBIT 1 - ADDITIONAL DISCLOSURES REQUIRED BY PARAGRAPH 11 OF SOP 94-5


LOSSES AND LOSS ADJUSTMENT EXPENSES

The estimated liabilities for losses and loss adjustment expenses ("LAE") include the accumulation of estimates for losses for claims reported prior to the balance sheet dates, estimates (based upon actuarial analysis of historical data) of losses for claims incurred but not reported and for the development of case reserves to ultimate values, and estimates of expenses for investigating, adjusting and settling all incurred claims. Amounts reported are estimates of the ultimate costs of settlement, net of estimated salvage and subrogation. These estimated liabilities are subject to the outcome of future events, such as changes in medical and repair costs as well as economic and social conditions that impact the settlement of claims. Management believes that, given the inherent variability in any such estimates, the aggregate reserves are within a reasonable and acceptable range of adequacy. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated quarterly and any adjustments resulting therefrom are reflected in current operations.

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:


                                                           2004                   2003
                                                           ----                   ----
Balance at January 1                                      4,499,152                      -
   Less reinsurance recoverables on unpaid                3,149,408                      -
   losses
Net balance at January 1                                  1,349,744                      -
Add Losses and LAE incurred, net, related to:
   Current year                                           6,824,530              2,780,457
   Prior years                                             (178,041)                     -
Net Losses and LAE incurred in the current year           6,646,489              2,780,457
Deduct Losses and LAE paid, net, related to:
   Current year                                           4,004,441              1,430,713
   Prior years                                              796,619                      -
Net claim payments in the current year                    4,801,060              1,430,713
Net balance at December 31                                3,195,173              1,349,744
   Plus reinsurance recoverables on unpaid                7,460,452              3,149,408
   losses
Balance at December 31                                   10,655,625              4,499,152


As a result of changes in estimates of insured events in prior years, the claims and claim adjustment expenses (net of reinsurance recoveries of $15,508,474 and $6,487,733 in 2004 and 2003, respectively) decreased by $0.2 million in 2004 reflecting lower than anticipated losses.